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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                           (Amendment No. _________)*



                             Tarpon Industries, Inc.
                             -----------------------
                                (Name of Issuer)

                           Common Stock, No Par Value
                           --------------------------
                         (Title of Class of Securities)

                                    876223108
                                  -------------
                                 (CUSIP Number)


             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

               [ ] Rule 13d-l(b)

               [ ] Rule 13d-l(c)

               [X] Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876223108
------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

               Gary D. Lewis
------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
------------------------------------------------------------------------------

      3. SEC Use Only
------------------------------------------------------------------------------

      4. Citizenship or Place of Organization  United States
------------------------------------------------------------------------------

Number of         5. Sole Voting Power           80,000
Shares Bene-      ____________________________________________________________
ficially by       6. Shared Voting Power        309,751
Owned by Each     ____________________________________________________________
Reporting         7. Sole Dispositive Power      80,000
Person With:      ____________________________________________________________
                  8.  Shared Dispositive Power  309,751
                  ____________________________________________________________

      9. Aggregate Amount Beneficially Owned by Each Reporting Person   389,751

      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) *

      11.Percent of Class Represented by Amount in Row (9)      8.3%
------------------------------------------------------------------------------

     12.Type of Reporting Person (See Instructions)    IN

     Includes (a) 309,751 common shares owned jointly by the Reporting Person and his wife, with whom he shares voting and investment power and (b) 80,000 common shares that the Reporting Person has the right to acquire within 60 days of December 31, 2005. Does not include (a) 41,858 common shares owned by his adult son, who does not live with him, (b) 8,371 common shares owned by his other adult son, who does not live with him, (c) 8,371 common shares owned by his adult daughter, who does not live with him and
     (d) 30,000 common shares that Mr. Lewis's adult son, Gary N. Lewis, has the right to acquire within 60 days of December 31, 2005. Mr. Lewis disclaims beneficial ownership of the common shares held by his adult children or which they have a right to acquire.

CUSIP No. 876223108
------------------------------------------------------------------------------

      1. Names of Reporting Persons.
         I.R.S. Identification Nos. of above persons (entities only).

               Catherine Lewis
------------------------------------------------------------------------------

      2. Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)

         (b)
------------------------------------------------------------------------------

      3. SEC Use Only
------------------------------------------------------------------------------

      4. Citizenship or Place of Organization  United States
------------------------------------------------------------------------------

Number of         5. Sole Voting Power                   0
Shares Bene-      ____________________________________________________________
ficially by       6. Shared Voting Power           309,751
Owned by Each     ____________________________________________________________
Reporting         7. Sole Dispositive Power              0
Person With:      ____________________________________________________________
                  8.  Shared Dispositive Powe      309,751
------------------------------------------------------------------------------

      9. Aggregate Amount Beneficially Owned by Each Reporting Person  309,751

      10.Check if the Aggregate Amount in Row (9) Excludes Certain Shares
         (See Instructions)*

      11.Percent of Class Represented by Amount in Row (9)      6.7%
------------------------------------------------------------------------------

      12.Type of Reporting Person (See Instructions)    IN

     Includes 309,751 common shares owned jointly by the Reporting Person and her husband, with whom she shares voting and investment power. Does not include (a) 41,858 common shares owned by her adult son, who does not live with her, (b) 8,371 common shares owned by her other adult son, who does not live with her, (c) 8,371 common shares owned by her adult daughter, who does not live with her and (d) 30,000 common shares that Mrs. Lewis's adult son, Gary N. Lewis, has the right to acquire within 60 days of December 31, 2005. Mrs. Lewis disclaims beneficial ownership of the common shares held by her adult children or which they have a right to acquire.

Item 1.

      (a)Name of Issuer             Tarpon Industries, Inc.

      (b)Address of Issuer's Principal Executive Offices

        2420 Wills Street, Marysville, Michigan 48040

Item 2.

      (a)Name of Person Filing      Gary D. Lewis
                                    Catherine Lewis
                                    Except as described herein, the Securities are beneficially owned by Gary D. Lewis together with his wife, Catherine Lewis, as stated on Exhibit A hereto.

      (b) Address of Principal Business Office or, if none, Residence

                 c/o Bainbridge Advisors, Inc.
                 P.O. Box 36940
                 Grosse Pointe, MI 48236

      (c)Citizenship       United States

      (d)Title of Class of Securities       Common Stock, no par value

      (e)CUSIP Number 876223108

Item 3. If this statement is filed pursuant to ss.~240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [  ] Broker or dealer registered under section 15 of the Act
              (15 U.S.C. 78o).
     (b) [  ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
     (c) [  ] Insurance company as defined in section 3(a)(19) of the Act
              (15 U.S.C. 78c).
     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C80a-8).
     (e) [  ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)E);
     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(l)(ii)(G);
     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [  ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a)         Amount beneficially owned: Gary D. Lewis: 389,751 Catherine
                  Lewis: 309,751

      (b)         Percent of class:

                  Gary D. Lewis     8.3%
                  Catherine Lewis   6.7%

      (c) Number of shares as to which the person has:
        (i)  Sole power to vote or to direct the vote                  80,000(1)
       (ii)  Shared power to vote or to direct the vote                  309,751
       (iii) Sole power to dispose or to direct the disposition of     80,000(1)
       (iv) Shared power to dispose or to direct the disposition of     309,751

                                                    (1)  Owned by Gary D. Lewis

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

      Not applicable.

Item 8.  Identification and Classification of Members of the Group

      Not applicable.

Item 9.  Notice of Dissolution of Group

      Not applicable.

Item 10. Certification

   Not applicable. Reporting person is filing pursuant to Rule 13d-1(d).


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2006
-----------------------
Date

   /s/ Gary D . Lewis
-----------------------
    Gary D. Lewis

Exhibit A

We, Gary D. Lewis and Catherine Lewis, hereby affirm that this Schedule 13G is being filed by both of us as beneficial owners of the aggregate number of shares of Tarpon Industries, Inc. listed therein.

Dated:  February 14, 2006

   /s/Gary D. Lewis
-----------------------------
    Gary D. Lewis

  /s/Catherine Lewis
-----------------------------
    Catherine Lewis